UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rentech, Inc.
File No. 001-15795

Rentech Nitrogen Partners, L.P.
File No. 001-35334

CF# 29511

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Rentech, Inc. and Rentech Nitrogen Partners, L.P. submitted applications under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-K filed on March 18, 2013.

Based on representations by Rentech, Inc. and Rentech Nitrogen Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Rentech, Inc.	Exhibit 10.44	through February 28, 2019
Rentech Nitrogen Partners, L.P.	Exhibit 10.36	through February 28, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel